NOTICE OF EXEMPT SOLICITATION

Name of Registrant: Amazon.com Inc.

Name of Person Relying on Exemption: Shareholder Association for Research and Education (SHARE)

Address of Person Relying on Exemption: Unit 401, 401 Richmond Street West, Toronto, ON M5V 3A8, Canada

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

May 2nd, 2024

PROPONENTS’ RESPONSE TO AMAZON BOARD’S COMMENTS (REBUTTAL)

Amazon.com Inc. (NASDAQ: AMZN)

Item 12:

Shareholder Proposal Requesting Additional Reporting on Freedom of Association

The following document constitutes a rebuttal to selected excerpts from Amazon.com Inc (“Amazon”) statement of opposition dated from April 10, 2024. We urge shareholders to consider the following document prior to making a voting decision on the Shareholder Proposal Requesting Additional Reporting on Freedom of Association (Item 12).

Summary

•      The facts shows that the pace of ULP filings against Amazon has accelerated from 2022 to 2023 indicating that shareholders’ concerns are still valid and relevant.

•      While the NLRB assesses the lawfulness or unlawfulness of Amazon’s conduct in opposing union formation in the U.S., it relies on the U.S. law which the ILO has noted is not always consistent with ILO Conventions 87 and 98 and the UNGPs.

•      Public reports also indicate that the allegations of interference against workers’ attempts to organize extend beyond the reach of U.S. authorities like the NLRB, including in Canada, the UK and Germany.

•      The Proponents’ intention is not to prevent Amazon from communicating with its employees but rather having clarity on whether Amazon’s statements and conduct in response to its workers seeking to form unions crosses the line between expression of opinion and interference as defined by the ILO.

•      Workers’ exercise of their rights to form a union and bargaining collectively is NOT the same as company-employee engagement. Amazon can refrain from interfering in workers’ choice to form or join a union AND still engage with its employees to “address employee concerns and make improvements.”

•      If Amazon sees the value of “being applied or party to dozens of collective bargaining agreements at national, regional, sectoral, and enterprise levels globally”, why doesn’t it appear to see the same value in all jurisdictions.?

Detailed Rebuttal

Referring to its March 10, 2022, blog post “Amazon’s Human Rights Commitment, Policy and Practice: Freedom of Association and Collective Bargaining”, Amazon says: “we believe the report explains how Amazon’s current human rights policies and practices align with and are designed to ensure respect for fundamental rights of freedom of association and collective bargaining.”

Amazon’s post provides no evidence of whether and how the company complies with its commitments to ILO Conventions and the ILO Declaration on Fundamental Principles and Rights at Work. Rather, it restates those commitments and discusses many unrelated policies and practices, such as associate forums, feedback mechanisms, in-person meetings, a code of ethics, and complaint systems. Of the approximately 2,200 words in the post, well more than half do not address freedom of association and collective bargaining. And none of the words explain the policies and practices the company has adopted and implements when its employees seek to form or join an organization of their choosing. For example, the post provides no evidence of management training on ILO Convention compliance, no documents that support ILO Convention compliance such as handbooks, nothing on how the company monitors workers’ expression of freedom of association, and nothing on the use of “union avoidance” consultants. It is misleading to suggest that the March 10, 2022, blog post satisfies either the report requested in the 2022 resolution or the third-party assessment requested in the current resolution.

Amazon says: “In our engagement with the proponent, the proponent also revealed the true intent behind this proposal, which is the promotion of ‘neutrality’ agreements and a commitment by Amazon to non-engagement with our employees… Amazon would be kept from engaging with our employees, undermining the open lines of communication between leadership and employees that help us address employee concerns and make improvements. Indeed, the term “neutrality” is misleading because such an agreement would deny individuals their right to make informed decisions by permitting only a union’s point of view to be presented.”

Amazon misrepresents our intent. Shareholders are only being asked to vote on whether Amazon should commission a third-party assessment of its adherence to its stated commitment to workers’ freedom of association and collective bargaining rights as outlined in Amazon’s Global Human Rights Principles.

That said, ILO Conventions require employer noninterference when workers seek to form or join an organization of their choosing. Amazon can refrain from interfering in that choice and still engage with its employees to “address employee concerns and make improvements.” These are separate activities. Workers’ exercise of their rights to form a union and bargaining collectively is NOT the same as company-employee engagement. Amazon could address employee concerns through collective bargaining, but, when workers try to form unions for the purpose of collective bargaining, public reports – which we trust a third-party assessment will investigate -- suggest that the company fights vigorously.1

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1 For example, Noam Scheiber, “Mandatory Meetings Reveal Amazon’s Approach to Resisting Unions,” The New York Times, March 24, 2022, sec. Business, https://www.nytimes.com/2022/03/24/business/amazon-meetings-union-elections.html; Guardian Staff, “US Investigation Finds Amazon Illegally Fired Warehouse Worker,” The Guardian, December 18, 2020, sec. Technology, https://www.theguardian.com/technology/2020/dec/17/amazon-fired-warehouse-worker-nlrb-gerald-bryson; Lauren Kaori Gurley, “Leaked Audio: Amazon Workers Grill Managers at Anti-Union Meeting,” Vice Motherboard, November 17, 2021, https://www.vice.com/en/article/4awvvd/leaked-audio-amazon-workers-grill-managers-at-anti-union-meeting; Lauren Kaori Gurley, “Amazon Launches Anti-Union Website to Derail Alabama Union Drive,” Vice Motherboard, January 15, 2021, https://www.vice.com/en/article/5dpkad/amazon-launches-anti-union-website-to-derail-alabama-union-drive; Dave Jamieson, “How Amazon Crushed The Union Effort In Alabama,” Huffington Post, April 12, 2021, https://www.huffpost.com/entry/amazon-crushed-union-threat-alabama_n_60746e5ce4b01e304234929d.

Further, neutrality agreements do not limit the voice of employers or deny individuals their right to make informed choices. Nor are they agreed without worker participation, as the company asserts later in its statement. Hundreds of large, multinational companies, including Ford, Danone, and Microsoft, have negotiated processes for their workers to choose whether or not to join a union and bargain collectively. Contrary to Amazon’s assertion, these agreements do not prevent the employer from expressing an opinion about unionization. Rather, they prevent the employer from interfering with employees’ exercise of their right to form or join a union, and they do so by setting fair parameters for worker and management expression.

A company that truly wants its employees to make informed decisions about joining a union, would facilitate union representatives’ communication with its employees. As Amazon notes, it shares information on unionization with its employees, including “through small meetings on paid company time.”2 To help workers make informed decision, it could, for example, include union representatives in those meetings so workers can hear other points of view. It also could allow workers to distribute union literature throughout its facilities the same way management distributes anti-union literature or share personal electronic communications with employees.

Instead, reports suggest that Amazon has paid outside legal counsel millions of dollars to handle its alleged union avoidance strategy.3

Amazon says: “…As of March 2024, none of those approximately 445 ULP filings resulted in a final NLRB order against Amazon. (emphasis in original) …. Moreover, about half of the ULP charges filed in 2021 through 2023 have already been dismissed or withdrawn for lack of merit at the earliest agency investigatory stages.”

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2 On the unlawful nature of such meetings, see “NLRB General Counsel Jennifer Abruzzo Issues Memo on Captive Audience and Other Mandatory Meetings,” National Labor Relations Board, April 7, 2022, https://www.nlrb.gov/news-outreach/news-story/nlrb-general-counsel-jennifer-abruzzo-issues-memo-on-captive-audience-and. See also, David J. Doorey, “The Medium and the Anti-Union Message: Forced Listening and Captive Audience Meetings,” SSRN Scholarly Paper (Rochester, NY: Social Science Research Network, September 11, 2007), https://papers.ssrn.com/abstract=1010463.

3 On Amazon’s spending on union avoidance consultants (which does not include spending on union avoidance legal counsel) see Dave Jamieson, “Amazon Spent $14 Million On Anti-Union Consultants In 2022,” HuffPost, March 31, 2023, https://www.huffpost.com/entry/amazon-anti-union-spending-2022_n_6426fd1fe4b02a8d518e7010; Dave Jamieson, “Amazon Spent $4.3 Million On Anti-Union Consultants Last Year,” HuffPost, March 31, 2022, https://www.huffpost.com/entry/amazon-anti-union-consultants_n_62449258e4b0742dfa5a74fb. On worker votes for unions when employers do not interfere, see Kate Bronfenbrenner, “In Solidarity: Removing Barriers to Organizing” (Washington, DC, September 14, 2022), https://edworkforce.house.gov/uploadedfiles/9.14.22__bronfenbrenner_testimony.pdf; Kate Bronfenbrenner, “No Holds Barred—The Intensification of Employer Opposition to Organizing,” Briefing Paper (Washington, D.C.: Economic Policy Institute, May 20, 2009), https://www.epi.org/publication/bp235/; Adrienne E. Eaton and Jill Kriesky, “Union Organizing under Neutrality and Card Check Agreements,” Industrial and Labor Relations Review 55, no. 1 (2001): 42–59, https://doi.org/10.2307/2696185.

This statement fails to acknowledge the corresponding fact that half of the 445 ULP charges were not dismissed or withdrawn. If the NLRB staff find that the charges are meritorious based on an initial investigation, then the staff will issue a “complaint” against the employer. That initiates a hearing before an NLRB administrative law judge. After the judge rules, the parties can appeal through several stages, including court, which is why a “final” judgement may take 2-3 years. Amazon also fails to acknowledge adverse NLRB staff findings, a Federal court decision against Amazon, and Company settlements with the NLRB. Similarly, Amazon omits that 195 of the ULP charges it cites were filed in 2023; in other words, the pace of filings appears to have accelerated from 2022 to 2023. 4

The statement fails to provide the context a reader would need to understand its significance. Over the past decade, fully 60% of all ULPs for all companies filed with the NLRB have been either dismissed or withdrawn, suggesting that to date, ULP filings against Amazon in particular have been more likely than average to be found worth pursuing.5 Additionally, as the NLRB’s Statement of Procedures makes clear, the NLRB strongly prefers to resolve ULPs through informal or formal settlements, and only issues final orders in cases where a party refuses any such settlement of meritorious charges.6 Over the past decade, only 2.4% of ULP filings overall have resulted in the issuance of a final order.7

Amazon statement: “…the oversight and findings of U.S. regulators and courts demonstrate there already is extensive and sufficient oversight of our labor relations in the United States and there is no need for a further third-party assessment on these issues.”

The U.S. NLRB assesses the lawfulness or unlawfulness of Amazon’s conduct in opposing union formation among its employees under U.S. law only. The ILO Committee on Freedom of Association has found many features of U.S. law to be contrary to Conventions 87 and 98 and the UNGPs, which Amazon has pledged to uphold.8 Multiple studies, including one by a representative of the United States Council on International Business (USCIB), the employers’ body at the ILO, have noted that various forms of employer interference in employees’ exercise of their rights to freedom of association and collective bargaining – prohibited under ILO Convention – are legal in the United States.9 The USCIB itself wrote that compliance with the Conventions “would prohibit all acts of employer and union interference in organizing, which would eliminate employers’ rights under the NLRA to oppose unions.”10 The UNGPs explicitly and unambiguously require companies to adhere to the international standard where national law differs.11

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4 In its statement of opposition in 2023, Amazon cited 250 as the number of ULP filings in 2021 and 2022. See Amazon.com, Inc., “Notice of 2023 Annual Meeting of Shareholders & Proxy Statement,” SEC Form DEF 14A,” filed April 13, 2023, https://www.sec.gov/ix?doc=/Archives/edgar/data/1018724/000110465923044708/tm233694d2_def14a.htm.

5 https://www.nlrb.gov/reports/nlrb-case-activity-reports/unfair-labor-practice-cases/disposition-of-unfair-labor-practice ; Amazon data extracted and analyzed from https://www.nlrb.gov/reports/graphs-data/recent-filings

6 https://www.nlrb.gov/sites/default/files/attachments/basic-page/node-1717/FinalRules101%26TOC.pdf

7 https://www.nlrb.gov/reports/nlrb-case-activity-reports/unfair-labor-practice-cases/disposition-of-unfair-labor-practice

8 See ILO Committee on Freedom of Association Case No. 1523 (denial of union access to workplace); Case No. 1543 (permanent striker replacement); Case No. 1557 (prohibition on public employees collective bargaining rights); 2227 (denial of back pay remedy to undocumented workers unlawfully dismissed for organizing); 2292 (denial of collective bargaining rights for TSA employees); Case No. 2460 (denial of collective bargaining rights for North Carolina state employees); Case No. 2524 (misclassification of workers as supervisors to deny their organizing and bargaining rights); Case No. 2547 (denial of organizing and bargaining rights for graduate student employees); Case No. 2741 (prohibition on strikes by transit workers); all cases are found at the United States case page https://www.ilo.org/dyn/normlex/en/f?p=1000:20060:0:FIND:NO:20060:P20060_COUNTRY_ID,P20060_COMPLAINT_STATU_ID:102871,1495812.

9 Edward E. Potter, Freedom of Association, the right to organize and collective bargaining: The impact on U.S. law and practice of ratification of ILO Conventions No. 87 and No. 98 (Washington, DC: Labor Policy Association, 1984); David Weissbrodt and Matthew Mason, “Compliance of the United States with International Labor Law,” Minnesota Law Review 98, no. 5 (2014): 38.

10 USCIB, “U.S. Ratification of ILO Core Labor Standards”, Issue Analysis, April 2007, https://www.uscib.org/docs/US_Ratification_of_ILO_Core_Conventions.pdf.

11 https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf, pgs. 14-16

Amazon is a global company with operations and employees around the world, to whom U.S. law and any protections therein do not apply. Notably, Amazon employees in Canada went public last year with allegations of “harassment, unwarranted disciplinary measures, offers of payment to withdraw [Quebec labor board] complaints about work accidents, dismissal of injured workers who take time off work, and management interference with the current unionization drive”, all of which is beyond the reach of U.S. labor law.12 Workers in the UK have charged Amazon with interfering in their attempts to form a union under UK law, including through anti-union literature with QR codes that let employees cancel their union membership and “captive audience” meetings.13,14, 15, 16 Similarly, workers in Germany have accused Amazon of obstructing their participation in works councils.17

Consequently, the issue raised by the proposal concerns Amazon’s adherence to international labor standards, namely the ILO Conventions on freedom of association and collective bargaining, which apply globally. The third-party assessment called for in the proposal can clarify the distinctions among national regulatory findings, court decisions, and settlement agreements and what these distinctions mean regarding Amazon’s alleged breaches of international labor standards when it interferes with union organizing among its employees, wherever they are situated.

Amazon says: The International Labour Organization has stated the self-evident conclusion that workers’ right to establish and join the workers’ organization of their own choosing ‘is not incompatible with the reasonable exercise by the employer of the right of expression.’”

The Proponents’ intention is not to prevent Amazon from communicating with its employees. Under the ILO guidance, Amazon has the right to communicate with its employees about unionization, but not without limit. The ILO explains this in the very next two sentences after the sentence Amazon quotes:

“While employers and workers enjoy the right to freedom of opinion and expression, as important corollaries to freedom of association, they must not become competing rights, one aimed at eliminating the other. As a result, while employers may express their views on whether workers should organize, this must not interfere in the decision of workers to associate or not; or restrain, intimidate, threaten, or coerce an employee into making a decision in this regard.

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12 https://www.newswire.ca/news-releases/employees-denounce-amazon-s-anti-union-practices-and-retaliation-884054448.html

13 Heather Stewart, “Amazon Accused of Using ‘Union-Busting’ Tactics at Midlands Warehouses,” The Guardian, February 8, 2024, sec. Technology, https://www.theguardian.com/technology/2024/feb/08/gmb-accuses-amazon-union-busting-tactics-midlands-warehouses. Polly Smythe, “Amazon Warehouse in Chaos Due to Union-Busting ‘Dirty Tricks,’” Novara Media, March 28, 2024, https://novaramedia.com/2024/03/28/amazon-warehouse-in-chaos-due-to-union-busting-dirty-tricks/.

14 https://www.theguardian.com/technology/2024/feb/08/gmb-accuses-amazon-union-busting-tactics-midlands-warehouses

15

16 https://www.theguardian.com/technology/2024/apr/26/gmb-launches-legal-action-against-out-of-control-amazon-at-coventry-warehouse

17 Sebastian Friedrich and Philipp Hennig, “Gewerkschaft Ver.di - Hat Es Amazon Auf Die Betriebsräte Abgesehen?,” tagesschau.de, April 4, 2023, https://www.tagesschau.de/investigativ/ndr/amazon-betriebsraete-101.html.

“The employer should not prevent, prohibit or interfere in the exercise of workers’ right to organize; nor should he or her make any direct or indirect threat, create an atmosphere of intimidation or fear or adopt reprisals linked with it.”18

As noted above, the number and magnitude of public reports of allegations justify an independent investigation into whether Amazon’s statements and conduct in response to its workers seeking to form unions – statements and conduct alleged to include threats in mandatory captive audience meetings that employees may suffer if they choose union representation – crosses the line to infringement of workers’ right to freedom of association in violation of international standards.

A third-party Assessment, as called for in the Proposal, will help define the line between expression of opinion and interference with workers’ organizing rights, which should help guide future management conduct.

Amazon says: “…globally, we apply or are party to dozens of collective bargaining agreements at national, regional, sectoral, and enterprise levels.”

This statement raises a question: if Amazon can have normal, productive collective bargaining relationships with trade unions in other parts of the world, why does management allegedly spend millions of dollars on anti-union consultants (and millions more on lawyers whose payments do not have to be reported) to oppose workers’ organizing effort in other jurisdictions?19

A third-party Assessment of Amazon’s compliance with international standards can help to inform management, the Board of Directors, and shareholders about the merits of such efforts and associated costs.

For all the reasons mentioned above, the Proponents urge shareholders to vote FOR Item 12.

If you have any questions, please contact Sarah Couturier-Tanoh at scouturier-tanoh@share.ca.

Vote “FOR” Item 12, “Shareholder Proposal - Human Rights Assessment”

at the annual general meeting on May 22, 2024.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

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18 ILO, Q&As on Business and freedom of association, available at https://www.ilo.org/empent/areas/business-helpdesk/tools-resources/WCMS_DOC_ENT_HLP_FOA_FAQ_EN/lang--en/index.htm#Q3

19 See Karl Evers-Hillstrom, “Amazon spent unmatched $14 million on labor consultants in anti-union push,” The Hill, April 3, 2023, https://thehill.com/business/3931442-amazon-spent-unmatched-14-million-on-labor-consultants-in-anti-union-push/